                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                For the quarterly period ended September 30, 2000


                          Paging Network do Brasil S.A.
                 (Translation of registrant's name into English)


                           Rua Alexandre Dumas, 1,711
                              Chacara Santo Antonio
                          Sao Paulo, 04717-004, Brazil
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX

                                                                            Page
                                                                            ----

PART I.   FINANCIAL INFORMATION
-------------------------------

     Item 1. Financial Statements

          a)   Balance Sheet at December 31, 1999 (audited) and September 30,
               2000 (unaudited)...................... .........................3

          b)   Statement of Operations for the three and nine months ended
               September 30, 1999 and 2000 (unaudited).........................4

          c)   Statement of Cash Flows for the nine months ended September 30,
               1999 and 2000 (unaudited).......................................5

          d)   Statement of Shareholders' (Deficit) for the nine months ended
               September 30, 2000 (unaudited)..................................6

          e)   Notes to Financial Statements (unaudited).......................7

     Item 2. Management's Discussion and Analysis of Financial Condition
             and Results of Operations........................................15

PART II.  OTHER INFORMATION
---------------------------

     Item 1. Legal Proceedings................................................20

     Item 2. Changes in Securities............................................20

     Item 3. Defaults Upon Senior Securities..................................20

     Item 4. Submission of Matters to a Vote of Security Holders..............20

     Item 5. Other Information................................................20

     Item 6. Exhibits.........................................................20

     Signatures ..............................................................21

Item 1 (a)

                                        PAGING NETWORK DO BRASIL S.A.
                                                BALANCE SHEET
                                 At December 31, 1999 and September 30, 2000
                                          (Amounts in U.S. dollars)

                                                                      December 31,         September 30,
                                                                          1999                  2000
                                                                   -----------------------------------------
                                                                        (Note 2)            (Unaudited)
Assets
Current assets:
   Cash and cash equivalents..................................     $         67,026     $         228,215
   Trading securities.........................................           27,580,015            26,828,071
   Accounts receivable, net...................................              206,868                40,265
   Other accounts receivable..................................                                  3,471,281
   Refundable taxes...........................................              959,978               321,898
   Pager inventories..........................................            1,868,006               923,775
   Prepaid expenses and other current assets..................              582,016               919,888
   Pledged securities held-to-maturity - current..............            8,249,664                24,430
                                                                   ----------------     -----------------
         Total current assets.................................           39,513,573            32,757,823
Fixed assets, net.............................................           13,519,247             8,109,755
Debt issuance costs, net......................................            5,792,864             5,302,837
Other assets..................................................            3,884,829             2,211,753
                                                                   ----------------     -----------------
         Total assets.........................................     $     62,710,513     $      48,382,168
                                                                   ================     =================

Liabilities and shareholders' (deficit)
Current liabilities:
   Accounts payable...........................................     $        211,977     $         140,011
   Accrued expenses...........................................            7,887,336            13,094,434
   Payable to related parties.................................            1,217,914             1,217,914
                                                                   ----------------     -----------------
         Total current liabilities............................            9,317,227            14,452,359
Senior notes..................................................          125,000,000           125,000,000

Redeemable preferred stock, without par value
   Authorized shares - 63,000 shares issued and outstanding,
   30,000 shares..............................................           43,969,430            48,600,882
Shareholders' (deficit)
   Common stock, without par value authorized - 2,037,387
   shares issued and outstanding 1,378,401 shares.............               30,760                30,760
   Accumulated deficit........................................         (144,897,253)         (172,445,002)
   Accumulated other comprehensive income.....................           29,290,349            32,743,169
                                                                   ----------------     -----------------
         Total shareholders' (deficit)........................         (115,576,144)         (139,671,073)
                                                                   ----------------     -----------------
         Total liabilities and shareholders' (deficit)........     $     62,710,513     $      48,382,168
                                                                   ================     =================

                                See accompanying notes to financial statements

Item 1 (b)

                                            PAGING NETWORK DO BRASIL S.A.
                                               STATEMENT OF OPERATIONS
                       For the three months and nine months ended September 30, 1999 and 2000
                                              (Amounts in U.S. dollars)
                                                     (Unaudited)

                                                     Three Months Ended                  Nine Months Ended
                                                        September 30,                      September 30,
                                             ----------------------------------------------------------------------
                                                   1999              2000             1999              2000
                                             --------------- ------------------  --------------- ------------------
Revenues:
   Services, rent and maintenance
     revenue...........................      $   5,570,709     $   2,828,451     $  17,060,087     $  10,547,599
   Product revenue.....................            202,510            32,662         1,074,056            91,116
                                             ----------------------------------------------------------------------
Gross revenues.........................          5,773,219         2,861,113        18,134,143        10,638,715
   Sales taxes.........................           (604,288)         (306,590)       (1,782,792)         (995,088)
                                             ----------------------------------------------------------------------
Total revenue..........................          5,168,931         2,554,523        16,351,351         9,643,627
Cost of products sold..................            395,330           149,279         1,883,641           511,319
Operating costs and expenses:
   Services, rent and maintenance......          1,681,273           922,805         5,231,688         3,518,052
   Selling, general and administrative.          5,856,190         3,099,489        17,207,234         9,140,501
   Depreciation and amortization.......          1,001,465         1,552,442         2,991,557         5,026,673
                                             ----------------------------------------------------------------------
     Total operating costs and expenses          8,538,928         5,574,736        25,430,479        17,685,226
                                             ----------------------------------------------------------------------
     Operating loss....................         (3,765,327)       (3,169,492       (10,962,769)       (8,552,918)
Other income (expense):
   Interest expense....................         (4,345,120)       (4,360,205)      (13,073,869)      (13,136,824)
   Interest income.....................          3,162,789           878,574        21,193,447         2,336,705
   Other (expense) or income...........           (404,662)          (31,795)         (823,745)        1,047,852
   Currency exchange loss..............         (8,741,066)       (3,026,692)      (47,360,785)       (3,753,340)
                                             ----------------------------------------------------------------------
     Total other expense net...........        (10,328,059)       (6,540,118)      (40,064,952)      (13,505,607)
                                             ----------------------------------------------------------------------
Net loss...............................      $ (14,093,386)    $  (9,709,610)    $ (51,027,721)    $ (22,058,525)
                                             ======================================================================


                                   See accompanying notes to financial statements

Item 1 (c)

                                         PAGING NETWORK DO BRASIL S.A.
                                            STATEMENT OF CASH FLOWS
                             For the nine months ended September 30, 1999 and 2000
                                           (Amounts in U.S. dollars)
                                                  (Unaudited)

                                                                                   Nine Months Ended
                                                                                     September 30,
                                                                           ----------------------------------
                                                                                1999               2000
                                                                           ----------------   ---------------
Operating activities:
   Net loss.......................................................         $ (51,027,721)     $ (22,058,525)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization................................             2,991,557          3,066,929
     Amortization of subscribers list.............................                     -          1,959,744
     Provision for losses on accounts receivable..................             3,203,733            432,712
     Amortization of debt issuance costs..........................               417,099            490,028
       Currency exchange loss.....................................            47,360,785          3,753,340
     Loss (gain) on sale of equipment.............................               342,881         (1,090,594)
       Impairment loss on long-lived assets                                      175,311                  -
Changes in operating assets and liabilities:
       (Increase) decrease in trading securities..................            (6,957,364)          (108,329)
       Increase in accounts receivable............................            (2,856,590)          (266,110)
       (Increase) decrease in refundable taxes....................                51,920            628,556
       (Increase) decrease in inventories.........................              (848,779)            325,768
       Increase in prepaid expenses and other current assets......              (247,633)             38,068
       Increase in other assets...................................            (1,235,885)          (330,085)
       Decrease in accounts payable...............................              (824,449)          (504,122)
       Increase in accrued expenses...............................             8,168,898          5,469,144
                                                                           ----------------------------------
         Net cash used in operating activities....................            (1,286,237)        (8,193,476)

Investing activities:
       Decrease pledged securities held-to-maturity...............             7,377,266          8,215,223
       Purchase of fixed assets...................................            (3,269,465)          (682,917)
       Proceeds from sale of equipment............................               141,431          1,009,266
                                                                           ----------------------------------
     Net cash provided by investing activities....................             4,249,232          8,541,572

Effect of exchange rate changes on cash...........................            (3,145,773)          (186,907)
                                                                           ----------------------------------
Net decrease in cash and cash equivalents.........................              (182,778)           161,189
Cash and cash equivalents at beginning of period..................               219,787             67,026
                                                                           ----------------------------------
Cash and cash equivalents at end of period........................         $      37,009      $     228,215
                                                                           ==================================


                                See accompanying notes to financial statements

Item 1 (d)

                                        PAGING NETWORK DO BRASIL S.A.
                                      STATEMENT OF SHAREHOLDERS' DEFICIT
                                 For the nine months ended September 30, 2000
                                          (Amounts in U.S. dollars)
                                                 (Unaudited)

                                                                             Accumulated
                                                                                Other
                                          Common          Accumulated       Comprehensive
                                           Stock            Deficit             Income            Total
                                      ------------ ------------------- ------------------- -----------------
Balance at December 31, 1999.........   $ 30,760     $  (144,897,253)    $    29,290,349      (115,576,144)
Net loss for the period..............                    (22,058,525)                          (22,058,525)
Translation adjustment...............                                          3,452,820         3,452,820
                                                                                             ---------------
Comprehensive loss for the period....                                                          (18,605,705)
Monetary adjustment on redeemable
  preferred stock....................                       (857,772)                             (857,772)
Accrued dividends on redeemable
  preferred stock....................                     (4,631,452)                           (4,631,452)
                                      ----------------------------------------------------------------------
Balance at September 30, 2000         $   30,760     $  (172,445,002)    $    32,743,169     $(139,671,073)
                                      ======================================================================


                               See accompanying notes to financial statements.

Item 1 (e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000
                                   (Unaudited)
                            (Amounts in U.S. dollars)

1. Organization and basis of presentation

     Paging Network do Brasil S.A. (the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P.

     In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the addition of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

     Under the terms of the Technical Services Agreement executed in December 1996, the Company granted to PageNet N.V. the right to purchase up to 325,982 shares of Common Stock of the Company at $.025 per share. Under the terms of the Operating Agreement executed in December 1996, the Company granted Multiponto Telecomunicacoes Ltda and TVA Sistema de Televisao S.A. the right to purchase up to 40,748 shares each of Common Stock of the Company at $.025 per share.

     The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring net losses and negative cash flow from operating activities and has a net capital deficiency. In addition, the directors of the Company believe that insufficient funds will be generated from the one-way paging operations to fund the remaining interest payments through, and the amount due upon, the maturity of the Notes, due to the declining subscriber base and technological decline of the one-way paging business. As a result, the directors do not believe it is advisable for PageNet do Brasil to make further scheduled interest payments on the Notes, including a payment of $8,437,500 scheduled to be made on December 6, 2000. These matters raise substantial doubt about the Company's ability to remain a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. The Company's plans are summarized in note 12.

2. Summary of significant accounting policies

     The unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information. The Company's reporting currency is the U.S. dollar. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim financial statements have been included and are of a normal recurring nature. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

     The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

     The Company's significant accounting policies are as follows:

     Foreign currency translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 (SFAS 52) as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

     Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as its functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income (loss) but reported as the only component of accumulated other comprehensive income. Transactions gains and losses associated with the Company's net U.S. dollar liability position are reported in foreign exchange (losses) gains in the statement of operations.

     Foreign currency hedge transactions

     During 1999 and the nine months ended September 30, 2000, the Company entered into various foreign currency transactions including swap agreements, with maturities of one to 12 months, to hedge its foreign currency exposure. At December 31, 1999 and September 30, 2000, the Company had an investment which was the equivalent of a U.S. dollar-denominated investment of $27.5 million and $26.8 million respectively. Currency gains on investment transactions that are designated and are effective as economic hedges are reported in the financial statements as yield adjustments that are included in the income statement as adjustments to interest income.

     The counterparties to the Company's swap agreements consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company.

     Revenue recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will rent certain pagers under month-to-month arrangements.

     Marketing and Advertising costs

     The Company expenses the costs of advertising as incurred. Marketing and Advertising expenses were $659,198 and $1,856,992 during the three and nine months ended September 30, 1999 and $68,193 and $260,437 during the three and nine months ended September 30, 2000.

         Cash equivalents and trading securities

     The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Trading securities are liquid investments with a maturity of greater than three months, which are recorded at fair value.

     Allowance for doubtful accounts

     The Company had an allowance for doubtful accounts of $822,017 at December 31, 1999, and $213,584 at September 30, 2000. Charges to the allowance were $1,157,968 and $3,094,968 during the three and nine months ended September 30, 1999 and $224,331 and $1,041,145 during the three and nine months ended September 30, 2000.

     Inventories

     Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

     Pledged securities held-to-maturity

     Pledged securities held-to-maturity consist of U.S. government securities, recorded at amortized cost which approximates market.

     Impairment of long-lived assets

     Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the costs to dispose.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related party transactions

     The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 Senior Notes offering consummated on June 6, 1997. As of September 30, 2000, the Company had a payable of approximately $968,000 to Warburg, Pincus and approximately $250,000 to Paging Network, International and had a receivable of approximately $700,000 from Warburg Pincus.

4. Senior notes

     On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments from which were in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes through June 6, 2000. Debt issuance costs are capitalized and amortized over the term of the debt using the effective yield method.

     The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at September 30, 2000, the Company is unable to make any dividend payments.

5. Accrued expenses

     Accrued expenses at December 31, 1999 and September 30, 2000 were comprised of the following:

                                                     1999             2000
                                                     ----             ----
     Excise taxes payable.........................$  207,506       $   289,994
     Withholding taxes payable....................   231,853           231,853
     Payroll and other benefits payable........... 1,014,403           917,455
     Accrued interest payable from Senior Notes... 1,125,000         5,343,750
     Contingency accrual ......................... 3,999,931         4,717,144
     Other........................................ 1,308,643         1,594,238
                                                  ----------        ----------
                                                  $7,887,336       $13,094,434
                                                  ==========       ===========

     Contingency accrual is for certain taxes relating to interest income and exchange gains that are being disputed in good faith by the Company.

6. Redeemable preferred stock

     The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends are to be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends are payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

     The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

     The amounts of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1999 and at September 30, 2000 were $13,969,430 and $18,600,882, respectively.

7. Fixed assets

     Fixed assets at December 31, 1999 and September 30, 2000 were comprised of the following:

                                                                  Period
                                1999             2000        of Depreciation
                                ----             ----        ---------------

Furniture and Fixtures.....$  1,328,163     $    932,366          10 years
Equipment..................  10,321,054        7,833,367        5-10 years
Pagers.....................   6,513,073        6,240,539         2.5 years
Leasehold improvements.....   2,828,009        1,373,870           5 years
                           -----------------------------
                             20,990,299       16,380,142
Less - Accumulated
depreciation...............  (7,471,052)      (8,270,387)
                           -----------------------------
                           $ 13,519,247     $  8,109,755
                           =============================

8. Comprehensive loss

     The calculation of comprehensive loss for the three and nine months ended September 30, 1999 and 2000 was as follows:

                                    Three Months Ended                     Nine Months Ended
                                       September 30                          September 30
                            ------------------------------------   -----------------------------------
                                  1999               2000                1999               2000
                            ----------------   -----------------   ----------------   ----------------
Net loss....................$ (14,093,386)     $  (9,709,610)      $(51,027,721)      $  (22,058,525)

Foreign currency translation
adjustments.................    7,215,634          2,811,283         33,028,884            3,452,820
                            ---------------------------------------------------------------------------------
Comprehensive loss..........$  (6,877,752)     $  (6,898,327)      $(17,998,837)      $  (18,605,705)
                            ---------------------------------------------------------------------------------

     Accumulated comprehensive income, consisting entirely of foreign currency translation adjustment is $32,743,169 at September 30, 2000 and $29,290,349 at December 31, 1999.

9. Other assets

     Other assets includes $ 2,366,396 at December 31, 1999 and $427,679 at September 30, 2000 relating to the net intangible cost of acquisition paging subscribers from Powernet Ltda, and $1,247,647 at December 31, 1999 and $1,341,863 at September 30, 2000 relating to the withholding tax on interest income.

10. Commitments

     The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at September 30, 2000 calculated in reais and translated into U.S. dollars at September 30, 2000 closing rate were as follows.

                        2000                $  162,000
                        2001                $  966,000
                        2002                $  259,000
                        2003                $  118,000
                        2004                $   39,600

     Total rental expenses were $446,278 and $1,487,574 for the three and nine months ended September 30, 1999 and $330,160 and $1,052,485 for the three and nine months ended September 30, 2000, respectively.

11. Income taxes

     The Company has not recognized any future income tax benefit for its net operating loss carryforwards as it is more likely than not that it will not be able to realize a benefit from such losses in the future. The net operating loss carryforwards amounted to $76.3 million and $96.1 million at December 31, 1999 and at September 30, 2000, respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purpose, a valuation allowance of 100% has been recognized.

12. Recent events

     Transfer by Warburg, Pincus to IVP Paging and IVP Wireless of all of Warburg Pincus's interests in Company. On November 22, 2000, Warburg, Pincus transferred to IVP Paging (Cayman), L.P. ("IVP Paging") all Class A shares of Paging Brazil Holding Co., LLC ("Holding Co.") owned by Warburg, Pincus and transferred to IVP Wireless Telecommunications, Inc ("IVP Wireless) all shares of the Company's redeemable preferred stock owned by Warburg, Pincus. Holding Co. is a holding company that owns approximately 52.6% of the common stock of the Company. Warburg Pincus's Class A shares represented approximately 87% of the membership interests in Holding Co. Warburg, Pincus no longer has any affiliation with the Company. This transfer did not constitute a "Change of Control" under the Indenture pursuant to which the Company's 13-1/2% Senior Notes were issued (the "Indenture") because IVP Paging and IVP Wireless were each a "Permitted Holder" under the Indenture. The Company understands that IVP Paging has transferred all of the Class A shares of Holding Co. to IVP Wireless.

     IVP Wireless's offer to purchase the Senior Notes. Subsequent to the transfers of shares to IVP Wireless described above, IVP Wireless announced an offer to purchase for cash up to 100% of the outstanding $125,000,000 principal amount of the Company's 13-1/2% Senior

Notes for 10% of their principal amount, without interest, and all of the Non-Voting Class B Holding shares of Holding Co. for $0.0001 per share and subject to the other terms and conditions in the offering document. As part of the offer, IVP Wireless is also soliciting the consent of the holders of the 13-1/2% Senior Notes to certain amendments to the Indenture.

     Due to the Company's financial problems, the Company's directors believe that the Company's only options are to either restructure the capital base of the Company and implement a new strategic business plan or to liquidate the Company. Completion of the offering described above is a critical step in restructuring of the capital base. The directors believe that with a restructuring of the capital base, including significant further investment and resolution of the negative net worth of the Company, the Company could implement a new strategic plan to provide services in the emerging mobile internet wireless services market in parts of Brazil. In the event that the directors were not to pursue restructuring its capital base and a new strategic plan, the directors have concluded that the Company will be liquidated. The directors believe that, upon liquidation of the Company, holders of the Company's 13-1/2% Senior Notes will receive less, and are likely to receive substantially less, than 10% the principal amount of the Company's 13-1/2% Senior Notes. The ultimate outcome of these uncertainties, including the Company's ability to remain a going concern, cannot be determined at this time.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included in this report.

Results of operations

     Three months and nine months ended September 30, 2000 compared with three months and nine months ended September 30, 1999.

     Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition.

     For the purpose of management's discussion and analysis, total revenue was defined as service, rent and maintenance revenue and product revenue less sales taxes.

                                              Three Months Ended                           Nine Months Ended
                                         September 30, 1999 and 2000                  September 30, 1999 and 2000
                                         ---------------------------                  ---------------------------
                                         1999                  2000                   1999                   2000
                                         ----                  ----                   ----                   ----
Total revenue.....................   $ 5,168,931           $  2,554,523           $ 16,351,351           $ 9,643,627
Cost of products sold.............      (395,330)              (149,279)            (1,883,641)             (511,319)
                                     -----------           ------------           ------------           -----------
Net revenue.......................     4,773,601    100%      2,405,244    100%     14,467,710    100%     9,132,308    100%
Operating costs and expenses:
  Services, rent and maintenance..     1,681,273     34%        922,805     38%      5,231,688     36%     3,518,052     39%
  Selling, general and
  administrative..................     5,856,190    122%      3,099,489    129%     17,207,234    119%     9,140,501    100%
  Depreciation and amortization...     1,001,465     20%      1,552,442     65%      2,991,557     20%     5,026,673     55%
                                     -----------           ------------           ------------           -----------
      Total operating costs and
      expenses....................     8,538,928    175%      5,574,736    N/A      25,430,479    175%    17,685,226    N/A
                                     -----------           ------------           ------------           -----------
Operating loss....................    (3,765,327)            (3,169,492)           (10,962,769)           (8,552,918)
  Other income (expenses).........   (10,328,059             (6,540,118)           (40,064,952)          (13,505,607)
                                     -----------                                  ------------           -----------
Net loss..........................   (14,093,386)            (9,709,610)           (51,027,721)          (22,058,525)
                                     -----------                                  ------------           -----------
Other data:.......................
EBITDA(1).........................   $(2,763,862)          $ (1,617,050)          $ (7,971,212)          $(3,526,245)
Number of subscribers at end of
period............................       114,881                 58,495                114,881                58,495

--------

(1)  EBITDA is defined as operating loss plus depreciation and amortization. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures. The Company's EBITDA might not be comparable to EBITDA of other companies.

     Net revenue. For the three months and nine months ended September 30, 2000, the Company's net revenue was $2,405,244 and $9,132,308 consisting of $2,828,451 (before taxes) and $10,547,599 (before taxes) in services revenues, $32,662 (before taxes) and $91,116 (before taxes) in product sales to customers, cost of products sold of $149,279 and $511,319 and sales taxes of $306,590 and $995,088, respectively. During the three months and nine months ended September 30, 1999, the Company's net revenue was $4,773,601 and $14,467,710 consisting of $5,570,709 (before taxes) and $17,060,087 (before taxes) in services revenues and $202,510 (before taxes) and $1,074,056 (before taxes) in product sales to customers, cost of products sold $395,330 and $1,883,641 and sales taxes $604,288 and $1,782,792, respectively. Average monthly revenue per unit for the three month period ended September 30, 2000 was approximately R$26.93 (US$14.65) for a base of 58,495 subscribers and for the three month period ended September 30, 1999 was approximately R$30.00 (US$16.81) for a base of 114,881 subscribers.

     Service, rent and maintenance expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs, repair and maintenance expenditures and service call costs. During the three months and nine months ended September 30, 2000, the Company incurred $922,805 and $3,518,052 of expenses in connection with the operations in Sao Paulo, Rio de Janeiro and Brasilia, respectively. During the three months and nine months ended September 30, 1999, the Company incurred service, rent and maintenance expenses of $1,681,273 and $5,231,688, respectively. The Company's service rent and maintenance expenses decreased as a consequence of the reduction of the numbers of units in service.

     Selling and marketing expenses. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three months and nine months ended September 30, 2000 the Company incurred $465,147 and $1,604,585 of selling and marketing expenses respectively. During the three months and nine months ended September 30, 1999, the Company incurred $1,650,273 and $6,208,247 of selling and marketing expenses respectively. The Company's selling expense decreased primarily due to the reduction of retailers' commission in consequence of Company's strategy change to focus on the business market only. Marketing expenses also decreased as advertising has not been a key component of the Company in consequence of the current market situation.

     General and administrative expenses. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three months and nine months ended September 30, 2000 and 1999 the Company incurred $2,634,342 and $7,535,916 and $4,205,917 and $10,998,987, respectively, of general and administrative expenses. The Company's general and administrative expenses decreased as a result of cost and expense cutting. For the three months and nine months ended September 30, 2000 and September 30, 1999, included in such amounts approximately $142,729 and $432,712 and $1,420,042 and $3,203,733, respectively, of costs associated with the provision for losses on accounts receivable.

     Depreciation and amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines, cost of network installation and cost of acquisition paging subscribers from Powernet. Depreciation and amortization expenses were $1,552,442 and $5,026,673 for the three months and nine months ended September 30, 2000, which includes a $651,841 and $1,959,744 amortization charge for the Powernet subscriber list respectively, and $1,001,465 and $2,991,557 for the three months and nine months ended September 30, 1999.

     Operating loss. For the three months and nine months ended September 30, 2000 the Company generated operating loss of $3,169,492 and $8,552,918 and for the three months and nine months ended September 30, 1999 was $3,765,327 and $10,962,769, respectively.

     Other income (expense). The other income (expense) line breaks down as follows:

     Interest expense - Interest expense was $4,360,205 and $13,136,824 for the three months and nine months ended September 30, 2000, and $4,345,120 and $13,073,869 for the three months and nine months ended September 30, 1999, primarily as a result of interest associated with Senior Notes.

     Interest income - Interest income for the three months and nine months ended September 30, 1999 was $3,162,789 and $21,193,447 as a result of investing the available local cash of $31,521,677. For the three months and nine months ended September 30, 2000, the investment of $26,828,071 local cash, generated interest income of $878,574 and $2,336,705, respectively. The interest income was generated due to the REAL depreciation .

     Currency exchange loss - The loss from the depreciation of the REAL against the U.S. dollar was $3,026,692 and $3,753,340 for the three months and nine months ended September 30, 2000 and $8,741,066 and $47,360,785 for the three months and nine months ended September 30, 1999.

     Other expense or income - This item includes Bank charges, CPMF (tax over financial transactions), gains or losses with sale of fixed assets and other. During the three months and nine months ended September 30, 1999, the result was loss of $404,662 and $823,745 respectively. During the three months and nine months ended at September 30, 2000, the result was loss of $31,795 and gain of $1,047,852 respectively. During the nine months ended September 30, 2000 the result generated was a consequence of gain on sale of fixed assets, resulting from the Company's outsourcing of call center services.

     Net loss. As show above, net loss for the three and nine months ended September 30, 1999 was $14,093,386 and $51,027,721, respectively, and for the three and nine months ended September 30, 2000 was $9,709,610 and $22,058,525, respectively.

Liquidity and capital resources

     For the nine months ended September 30, 1999 and September 30, 2000, the Company made capital expenditures of $3,269,465 and $682,917 respectively, and had negative cash flow of $8,518,734 and $590,755, respectively.

     The Company is required to make an interest payment on the Senior Notes in an aggregate amount equal to $8,437,500 in December 2000 funded from available cash.

     The Company's declining subscriber base and technological decline of the one way paging and the fact that it has generated negative cash flows since its inception raise substantial doubt about the Company's ability to remain a going concern.

     The directors of the Company have concluded that it is not in the best interest of the Company to make any further scheduled interest payments on the outstanding Senior Notes including the scheduled semiannual interest payment due December 2000.

     Please refer to note 1 and note 12 of the Notes to Financial Statements.

Inflation and exchange rates

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Therefore, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Devaluation of the real has an adverse effect on the Company. The Company collects all of its revenues in reais, but pays certain expenses, (including transmission equipment costs and all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues negatively impacts the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real has a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Currency exchange gain (loss)" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

Recent events

     Transfer by Warburg, Pincus to IVP Paging and IVP Wireless of all of Warburg Pincus's interests in Company. On November 22, 2000, Warburg, Pincus transferred to IVP Paging (Cayman), L.P. ("IVP Paging") all Class A shares of Paging Brazil Holding Co., LLC ("Holding Co.") owned by Warburg, Pincus and transferred to IVP Wireless Telecommunications, Inc

("IVP Wireless) all shares of the Company's redeemable preferred stock owned by Warburg, Pincus. Holding Co. is a holding company that owns approximately 52.6% of the common stock of the Company. Warburg Pincus's Class A shares represented approximately 87% of the membership interests in Holding Co. Warburg, Pincus no longer has any affiliation with the Company. This transfer did not constitute a "Change of Control" under the Indenture pursuant to which the Company's 13-1/2% Senior Notes were issued (the "Indenture") because IVP Paging and IVP Wireless were each a "Permitted Holder" under the Indenture. The Company understands that IVP Paging has transferred all of the Class A shares of Holding Co. to IVP Wireless.

     IVP Wireless's offer to purchase the Senior Notes. Subsequent to the transfers of shares to IVP Wireless described above, IVP Wireless announced an offer to purchase for cash up to 100% of the outstanding $125,000,000 principal amount of the Company's 13-1/2% Senior Notes for 10% of their principal amount, without interest, and all of the Non-Voting Class B Holding shares of Holding Co. for $0.0001 per share and subject to the other terms and conditions in the offering document. As part of the offer, IVP Wireless is also soliciting the consent of the holders of the 13-1/2% Senior Notes to certain amendments to the Indenture.

     Due to the Company's financial problems, the Company's directors believe that the Company's only options are to either restructure the capital base of the Company and implement a new strategic business plan or to liquidate the Company. Completion of the offering described above is a critical step in restructuring of the capital base. The directors believe that with a restructuring of the capital base, including significant further investment and resolution of the negative net worth of the Company, the Company could implement a new strategic plan to provide services in the emerging mobile internet wireless services market in parts of Brazil. In the event that the directors were not to pursue restructuring its capital base and a new strategic plan, the directors have concluded that the Company will be liquidated. The directors believe that, upon liquidation of the Company, holders of the Company's 13-1/2% Senior Notes will receive less, and are likely to receive substantially less, than 10% the principal amount of the Company's 13-1/2% Senior Notes. The ultimate outcome of these uncertainties, including the Company's ability to remain a going concern, cannot be determined at this time.

                                     PART II

Item 1. Legal Proceedings

     None

Item 2. Changes in Securities

     None

Item 3. Defaults Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 5. Other Information

     None

Item 6. Exhibits

     3.1* -- By laws of Paging Network do Brasil S.A. (English Translation).

     4.1* -- Indenture dated as of June 1, 1997 between Paging Network do
             Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

     4.2* -- Form of Senior Note (included in Exhibit 4.1).

     ---------
     * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PAGING NETWORK DO BRASIL S.A.
                                         (Registrant)

                                    By: /s/ Antonio Eduardo de Carvalho Brigagao
                                        ----------------------------------------
                                        Antonio Eduardo de Carvalho Brigagao
                                        President and
                                        Chief Executive Officer

Date: November 29, 2000